

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer
Energy Company of Paraná
Rua Coronel Dulcídio, 800
80420-170 Curitiba
Paraná, Brazil

> **Re: Energy Company of Paraná**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 27, 2020**
> **File No. 001-14668**

Dear Mr. Rudek de Moura:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation